Filed by Peoples Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Premier Financial Bancorp, Inc.
Commission File No. 000-16772



P.O. BOX 738 - MARIETTA, OHIO - 45750

www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

April 20, 2021

Contact: Katie Bailey

Chief Financial Officer and Treasurer

(740) 376-7138

PEOPLES BANCORP INC. ANNOUNCES FIRST QUARTER 2021 RESULTS

    MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the three months ended March 31, 2021. Peoples reported net income of $15.5 million for the first quarter of 2021, representing earnings per diluted common share of $0.79. In comparison, Peoples recognized earnings per diluted common share of $1.05 for the fourth quarter of 2020 and a loss per diluted common share of $0.04 for the first quarter of 2020.

    Non-core items, and the related tax effect of each, contained in net income (loss) included gains and losses on investment securities and asset disposals and other transactions, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses and a contribution to Peoples Bank Foundation, Inc. Non-core items negatively impacted earnings per diluted common share by $0.11 for the first quarter of 2021, $0.07 for the fourth quarter of 2020, and $0.02 for the first quarter of 2020.

    "The year is off to a great start," said Chuck Sulerzyski, President and Chief Executive Officer. "We believe the economy is improving, which is reflected in our results for the quarter. We also announced two acquisitions at the end of the quarter that aligns with our strategy to deploy capital in a prudent manner. North Star Leasing joined Peoples as of April 1, 2021 and will meaningfully add to our net interest income and margin. When completed, the Premier Financial Bancorp deal is expected to provide a natural extension of our existing markets, as well as entry into attractive markets within Virginia, Maryland and Washington, D.C."

Acquisition Announcements:

    On March 29, 2021, Peoples and Premier Financial Bancorp, Inc. ("Premier"), jointly announced the signing of a definitive agreement and plan of merger (the "Merger Agreement") pursuant to which Peoples will acquire, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. ("Premier Bank") and Citizens Deposit Bank & Trust, Inc. ("Citizens"). Under the terms of the Merger Agreement, Premier will merge with and into Peoples (the "Merger"), and Premier Bank and Citizens will subsequently merge with and into Peoples' wholly owned subsidiary, Peoples Bank, in a transaction valued at approximately $292.3 million. The merger is expected to close during the third quarter of 2021, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and Premier. At that time, the financial services offices of Premier Bank and Citizens will become branches of Peoples Bank.

    Peoples Bank entered into an Asset Purchase Agreement, dated March 24, 2021 (the "Asset Purchase Agreement"), with NS Leasing, LLC, which is headquartered in Burlington, Vermont, and does business as "North Star Leasing" ("NSL"). Peoples Bank acquired assets comprising NSL's equipment finance business and assumed from NSL certain specified liabilities for total consideration of approximately $116.6 million, plus a potential earnout payment to NSL of up to $3.1 million. Peoples Bank acquired approximately $84 million in leases and satisfied, on behalf of NSL, certain third-party debt in the amount of approximately $69.1 million. NSL originates, underwrites and services equipment leases to businesses throughout the United States. The transaction closed after the end of business on March 31, 2021 and Peoples Bank began operating the acquired business as a division of Peoples Bank on April 1, 2021. Consideration totaling $116.6 million related to the purchase price was reflected in other assets as of March 31, 2021.

COVID-19:

 The income statement and balance sheet results as of and for the three months ended March 31, 2021 continued to be affected by ongoing developments related to COVID-19, the reactions of government authorities, individuals and businesses, and the impact on the economy, specifically in Peoples' market area. Many of the limitations imposed by state and local governments were largely removed during the first quarter of 2021; however, the impact caused by the previous closures continued to significantly impact the economy during the first quarter of 2021. The Board of Governors of the Federal Reserve System ("Federal Reserve Board") maintained the Federal Funds interest rate effective target range at 0.00% to 0.25% during the first quarter of 2021. Additionally, the London Interbank Offered Rate ("LIBOR") and the prime rate both remained historically low throughout the first quarter of 2021, which impacted results for the quarter.

 The federal government's passage of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act resulted in the creation of the Paycheck Protection Program ("PPP") targeted to provide small businesses with financial support to cover payroll and certain other specific types of expenses for a specified period of time. Loans made under the PPP are fully guaranteed by the SBA and, therefore, carry no related allowance for credit losses. These loans earn 1% interest, and participating banks receive an origination fee of between 1% and 5%, based on the size of the PPP loan. An extension of this economic relief occurred with the enactment of the Consolidated Appropriations Act, 2021 in December 2020. As of March 31, 2021, Peoples had $349.9 million aggregate principal amount in PPP loans outstanding, which were included in commercial and industrial loan balances, compared to $366.9 million at December 31, 2020. During the first quarter of 2021, Peoples received forgiveness payments from the SBA of $155.7 million on previously originated PPP loans and originated new PPP loans in the aggregate principal amount of $130.8 million. Peoples recognized interest income on deferred loan fees/costs of $4.7 million and $3.7 million during each of the first quarter of 2021 and fourth quarter of 2020, along with $869,000 and $1.1 million of interest earned on PPP loans during the first quarter of 2021 and fourth quarter of 2020, respectively. At March 31, 2021, Peoples had $9.3 million in net deferred loan fees/costs to recognize over the remaining terms of the PPP loans.

 Interest income continued to be negatively impacted by the reduction in interest rates by the Federal Reserve Board in 2020 and maintaining such reduction during the first quarter of 2021. Additionally, variable rate commercial loans that are subject to changes in the LIBOR and the prime rate were adjusted downward in 2020 and remained low in the first quarter of 2021, which caused interest income and net interest margin to remain at low levels. The impact of increased prepayment speeds within Peoples' investment securities portfolio on interest income was partially reduced during the first quarter of 2021 due to efforts to reposition the portfolio. These factors, which served to reduce interest income, were offset partially by the PPP loan activity in the first quarter of 2021, coupled with the impact of the premium finance acquisition in the third quarter of 2020.

 Individuals, families and certain businesses benefited from the Consolidated Appropriations Act, 2021, with many receiving an economic stimulus payment directly from the federal government early in the first quarter of 2021. Congress passed legislation in March 2021 establishing a third stimulus package, which began disbursement to individuals and families during the latter half of the month. Unemployment benefits continued in the form of a federal subsidy of $300 per week for individuals who had been displaced due to business closures or layoffs during the first quarter of 2021. The various stimulus payments provided by the government have led to an overall increase in deposit balances and decreased line of credit utilization.

 Peoples incurred non-core non-interest expenses as a result of COVID-19. COVID-19-related expenses recognized during the first quarter of 2021 were $292,000, and were primarily related to the purchase of a computer software application used in assisting clients with the PPP application and forgiveness process, providing Peoples' employees meals in support of local businesses, assisting employees with childcare and elder care needs, as well as taking extra precautions in cleaning facilities. COVID-19-related expenses recognized in the fourth quarter of 2020 of $125,000 were primarily in the form of a donation to a local hospital and assisting employees with childcare and elder care needs, as well as the taking extra precautions in cleaning facilities.

Peoples Premium Finance:

 Effective July 1, 2020, Peoples closed on the business combination under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, the division operating as Peoples Premium Finance provides insurance premium financing loans for commercial customers to purchase property and casualty insurance products through Peoples Premium Finance's growing network of independent insurance agency partners nationwide. Peoples Bank acquired $84.4 million in loans at the acquisition date, after fair value adjustments. Peoples also recorded $4.3 million of other intangible assets and $5.5 million of goodwill related to the acquisition. As of March 31, 2021, Peoples Premium Finance loans had grown to $110.6 million.

Statement of Operations Highlights:

- *Net interest income increased $1.3 million, or 4%, compared to the linked quarter and increased $942,000, or 3%, compared to the first quarter of 2020.*
  ◦ Net interest margin increased 13 basis points to 3.26% for the first quarter of 2021, compared to 3.13% for the linked quarter and decreased 25 basis points compared to 3.51% for the first quarter of 2020. The increase in net interest margin compared to the linked quarter was driven by the acceleration of deferred fees due to forgiveness payments received in respect to PPP loans in the first quarter of 2021.
  ◦ The increase in net interest income for the first quarter of 2021, compared to the fourth quarter of 2020, reflected the impact of the additional interest income from the PPP loans, premium finance loans and investment securities.
- *Peoples recorded a recovery of credit losses of $4.7 million for the first quarter of 2021, compared to a recovery of $7.3 million for the fourth quarter of 2020, and a provision for credit losses of $17.0 million for the first quarter of 2020.*
  ◦ The recovery of credit losses for the first quarter of 2021 compared to the linked quarter was impacted by the continued improvement in the Moody's most recently published economic outlook and used by Peoples in estimating the allowance for credit losses, offset by charge-offs recognized during the quarter.
  ◦ Net charge-offs were $1.1 million, or 0.13% of average total loans annualized, for the first quarter of 2021.
- *Total non-interest income, excluding net gains and losses, was flat compared to the linked quarter, and increased $1.8 million, or 11%, compared to the first quarter of 2020.*
  ◦ The increase in non-interest income, excluding gains and losses, compared to the first quarter of 2020 was largely driven by higher insurance income, trust and investment income, and electronic banking income. Insurance income recognized in the first quarter of 2021 included annual performance-based insurance commissions that are recognized in the first quarter of each year. Performance-based insurance commissions was $659,000 higher in the first quarter of 2021, compared to the first quarter of 2020.
  ◦ Total non-interest income, excluding net gains and losses, for the first quarter of 2021 was 33% of total revenue.
- *Total non-interest expense increased $4.7 million, or 14%, compared to the linked quarter and $3.7 million, or 11%, compared to the first quarter of 2020.*
  ◦ The first quarter of 2021 included non-core expenses of $2.8 million, which included $1.9 million of acquisition related expenses, a $500,000 in donation to Peoples Bank Foundation, Inc., and $292,000 of expenses related to COVID-19. The linked quarter had $978,000 of non-core expenses and the first quarter of 2020 had $552,000.
  ◦ Compared to the linked quarter, salaries and employee benefit costs increased 9%. The increase was caused by $538,000 in annual contributions made to employees' HSA accounts, stock-based compensation of $1.2 million and an increase in payroll taxes of $757,000. Payroll taxes are typically higher in the first quarter due to the timing on when taxes are due and income thresholds being met.
  ◦ For the first quarter of 2021, the efficiency ratio was 70.4% compared to 62.4% for the fourth quarter of 2020. When adjusted for non-core items, the efficiency ratio was 65.2% for first quarter of 2021 compared to 60.5% for the fourth quarter of 2020.

Balance Sheet Highlights:

- *Period-end total loan balances were essentially flat compared to December 31, 2020.*
  ◦ Loan growth for the quarter was $23.7 million, or 3% annualized, excluding PPP loans.
  ◦ Average loan balances decreased for the quarter, compared to the linked quarter, and were driven by an $87.4 million reduction in average PPP loans.
- *Asset quality metrics were generally stable during the quarter.*
  ◦ Annualized net charge-offs for the quarter remained low at 0.13% of average loans.
  ◦ The recovery for credit losses recorded during the quarter was driven by the impact of the recent developments related to COVID-19 on the economic assumptions utilized within the CECL model.
  ◦ Delinquency trends improved as loans considered current comprised 99.0% of the loan portfolio at March 31, 2021, compared to 98.8% at December 31, 2020.
  ◦ Nonperforming assets decreased $2.7 million compared to December 31, 2020. The decrease was primarily related to several smaller residential loans.
  ◦ Criticized loans decreased $10.2 million during the quarter. The decrease was primarily related to the upgrade of four commercial relationships, totaling $3.9 million and pay downs of $5.6 million.

- ◦ Classified loans increased $3.6 million during the first quarter of 2021. The increase was primarily related to the downgrade of a larger agriculture relationship, totaling $6.8 million. The downgrade was largely offset by $2.3 million in pay downs and $1.1 million in normal amortization of principal of classified loans. Other reductions in classified balances were realized through $609,000 in upgrades, $135,000 in charge-downs, and $678,000 in lower retail classified loans.
- **• *Period-end total deposit balances at March 31, 2021 increased $393.8 million, or 10%, compared to December 31, 2020.***
  - ◦ The increase in total deposits compared to December 31, 2020 was driven primarily by an increase in non-interest bearing deposits, due primarily to economic stimulus payments and additional PPP funding provided by the Consolidated Appropriations Act, 2021 coupled with seasonally high governmental deposit balances at March 31, 2021.
  - ◦ Total demand deposit balances were 45% of total deposit balances at March 31, 2021 and 43% at December 31, 2020.

Net Interest Income:

Net interest income was $35.6 million for the first quarter of 2021, an increase of $1.3 million, or 4%, compared to the linked quarter. Net interest margin was 3.26% for the first quarter of 2021, compared to 3.13% for the linked quarter. The increases in net interest income and net interest margin were positively impacted by PPP loan forgiveness payments received during the first quarter. Net interest income and net interest margin continue to be impacted by the low interest rate environment caused by COVID-19 that continued throughout the first quarter of 2021. PPP loan interest income was $5.6 million compared to $4.8 million for the linked quarter. Premium finance loan income was $1.3 million compared to $984,000 for the fourth quarter of 2020. A reduction in the cost of funds benefited net interest income compared to the linked quarter, and was offset by lower interest income earned on other loan categories.

Net interest income for the first quarter of 2021 increased $0.9 million, or 3%, compared to the first quarter of 2020. Net interest margin decreased 25 basis points compared to 3.51% for the first quarter of 2020. The increase in net interest income compared to the first quarter of 2020 was driven by PPP loan income, premium finance loan income and a reduction of 35 basis points on the cost of funds, which were offset partially by a reduction in yield on other loans, other than PPP and premium finance loans, and investment securities.

Accretion income, net of amortization expense, from acquisitions was $383,000 for the first quarter of 2021, $207,000 for the fourth quarter of 2020 and $1.1 million for the first quarter of 2020, which added 4 basis points, 2 basis points and 11 basis points, respectively, to net interest margin.

(Recovery of) Provision for Credit Losses:

The recovery for credit losses was $4.7 million for the first quarter of 2021, compared to a recovery for credit losses of $7.3 million for the linked quarter and a provision for credit losses of $17.0 million for the first quarter of 2020. Changes in the provision for credit losses compared to the linked quarter and the first quarter of 2020 were primarily due to the impact of economic assumptions used in the CECL model and Peoples' own credit portfolio developments related to COVID-19. Net charge-offs for the first quarter of 2021 were $1.1 million, or 0.13% of average total loans annualized, compared to net charge-offs of $899,000, or 0.10% of average total loans annualized, for the linked quarter and net charge-offs of $498,000, or 0.07% of average total loans annualized, for the first quarter of 2020. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

Net Gains and Losses:

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Operations. Net losses realized during the first quarter of 2021 were $363,000, compared to net losses of $804,000 for the linked quarter, and net gains of $232,000 in the first quarter of 2020. Net losses for the first quarter of 2021 were driven primarily by losses on the sale of investment securities. During the first quarter of 2021, Peoples sold $25.3 million of available-for-sale investment securities and incurred a net loss of $409,000. Net losses for the fourth quarter of 2020 were also driven primarily by losses on the sale of investment securities. During the fourth quarter, Peoples sold $83.1 million of available-for-sale investment securities and incurred a net loss of $750,000, and reinvested a portion of the proceeds into higher yielding investments that were less sensitive to prepayment speeds. This trend continued in January 2021 as management felt it was prudent to reposition a portion of the investment securities portfolio to minimize the impact of premium amortization that was experienced in 2020 due to higher than historical prepayment speeds in that portfolio.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the first quarter of 2021 was essentially flat compared to the linked quarter. During the first quarter of 2021, insurance income increased $2.1 million, due to the annual performance-based insurance commissions recognized in the first quarter of each year, along with growth in all lines of insurance business. The increase in insurance income was offset partially by decreases in mortgage banking income, deposit account service charges, commercial loan swap fees and other non-interest income. Mortgage banking income was at record levels in the fourth quarter of 2020 due to the volume of refinancing activity resulting from the low interest rate environment. Additionally, Peoples strategy shifted at the end of the first quarter of 2021 to retain certain mortgage loans, rather than sell all new originations in the secondary market. The decrease in deposit account service charges was the result of lower fees assessed for overdraft and non-sufficient funds due to customers maintaining higher balances in deposit accounts that resulted from governmental economic stimulus payments provided as a response to COVID-19. Commercial loan swap fee income declined in the first quarter of 2021, compared to the linked quarter, due to reduced customer demand. Other income decreased in the first quarter of 2021, compared to the fourth quarter of 2020 due to the recognition in the linked quarter of $680,000 in other income from the sale of restricted Class B VISA stock, coupled with $160,000 in income received on a low income housing tax credit investment.

Compared to the first quarter of 2020, non-interest income, excluding net gains and losses, was up $1.8 million, or 11%. Insurance income increased $1.1 million, trust and investment income increased $583,000, electronic banking income increased $631,000 and mortgage banking increased $390,000. The increase in insurance income during the first quarter of 2021 was the result of higher annual performance-based insurance commissions received and an increase in revenue across all insurance lines of business, compared to the same quarter last year. The increase in trust and investment income was due to an increase in the market value of assets under management coupled with new accounts added during the first quarter of 2021. Electronic banking income increased in the first quarter of 2021 due to an increase in fee income earned on credit card transactions as customers utilized electronic banking more during the pandemic. The increase in mortgage banking income during the first quarter of 2021 was the result of a higher volume of loan originations and sales of mortgage loans in the secondary market due to continued refinancing activity caused by the low interest rate environment. The increases described above were partially offset by a decrease in deposit account service charges of $835,000, or 30%, compared to the prior year quarter. This decline was driven by lower fees assessed for overdraft and non-sufficient funds due to Peoples' customers maintaining higher deposit balances during the quarter.

Total Non-interest Expense:

Total non-interest expense was up $4.7 million, or 14%, for the three months ended March 31, 2021, compared to the linked quarter, driven by an increase in salaries and employee benefit costs of $1.7 million, or 9%. Salaries and employee benefit costs were up mainly as a result of a increases of $757,000 in payroll taxes, $576,000 in stock-based compensation expense and $538,000 for an annual contribution to employee's HSA accounts, which contributed to the increase of $1.7 million in salaries and employee benefits in the first quarter 2021, compared to the linked quarter. Total non-interest expense in the first quarter of 2021 contained non-core expenses including acquisition-related expenses of $1.9 million, a $500,000 contribution to Peoples Bank Foundation, Inc., $292,000 in COVID-19-related expenses and $49,000 in severance expenses. During the last quarter of 2020, non-core expenses included severance expenses of $771,000, COVID-19-related expenses of $126,000 and acquisition-related expenses of $77,000.

Compared to the first quarter of 2020, total non-interest expense increased $3.7 million, or 11%, primarily due to an increase in acquisition-related expenses of $1.9 million, salaries and employee benefits of $841,000 and FDIC insurance premiums of $468,000. Acquisition-related expenses increased in the first quarter of 2021 due to the announced acquisition of NSL and pending merger with Premier. The increase in salaries and employee benefits was due to higher sales-based commissions paid and higher employee benefits related to an increase in the annual contribution to employees' HSA accounts. FDIC insurance premiums increased as a result of the credits that Peoples had recognized at the beginning of 2020, which were fully utilized in the second quarter of 2020.

The efficiency ratio for the first quarter of 2021 was 70.4%, compared to 62.4% for the linked quarter, and 66.6% for the first quarter of 2020. The change in the efficiency ratio compared to the linked quarter was primarily due to the increase in total non-core non-interest expense mentioned above. The efficiency ratio, adjusted for non-core items, was 65.2% for the first quarter of 2021, compared to 60.5% for the linked quarter and 65.6% for the first quarter of 2020.

Income Tax Expense:

Peoples recorded income tax expense of $3.8 million for the first quarter of 2021, compared to income tax expense of $4.3 million for the linked quarter and an income tax benefit of $156,000 for the first quarter of 2020. Income tax expense for the first quarter of 2021 was down, compared to the linked quarter, due to lower pre-tax income recognized. Income tax expense was up for the three months ended March 31, 2021, compared to the three months ended March 31, 2020, due to higher pre-tax income.

Loans:

Period-end total loan balances at March 31, 2021, increased $6.7 million, compared to December 31, 2020. The increase was driven by increases in commercial real estate balances of $35.4 million, commercial and industrial loan balances of $8.1 million, excluding PPP loans, and consumer indirect loan balances of $16.0 million. These increases were partially offset by a decline in construction loan balance of $28.0 million, due to construction projects being completed and construction loans converting to permanent financing. PPP loans decreased $17.0 million, due to loans forgiven exceeding new loan originations during the first quarter of 2021.

Period-end total loan balances increased $498.2 million compared to March 31, 2020, which was primarily related to increases in PPP loans, premium finance loans originated and growth in consumer indirect loans. These increases were partially offset by decreases in residential real estate loans, construction loans and lines of credit. Residential real estate loans were down due to refinance activity driven by the low-rate environment. Lines of credit decreased due to customers not utilizing their lines as they had in the prior year. The line of credit utilization rate was 35% at March 31, 2021, compared to 55% at March 31, 2020; however, the line of credit commitments outstanding grew from $589.5 million at March 31, 2020 to $740.5 million at March 31, 2021.

Quarterly average loan balances declined $75.4 million, or 2%, in the first quarter of 2021 compared to the linked quarter. Average PPP loans, which are included with commercial and industrial loan balances, were down $84.8 million, or 20%, and average residential real estate loans were down $16.1 million, or 3%, offset by an increase in consumer indirect loan average balances of $13.0 million, or 3%, and an increase in other commercial and industrial loans, excluding PPP loans, of $4.4 million, or 1%. Driving the decrease in average balance of PPP loans was forgiveness exceeding new originations. Residential real estate loan average balances decreased because of the recent refinance activity due to the low interest rate environment as newly refinanced loans were sold in the secondary market. The average yield on loans increased 20 basis points to 4.26% for the first quarter 2021, compared to the linked quarter, due primarily to PPP loan forgiveness payments, which resulted in the acceleration of deferred loan fees of $4.7 million recognized in the first quarter of 2021.

Compared to the first quarter of 2020, quarterly average loan balances increased $493.0 million, or 17%, driven by PPP loan originations, premium finance loans acquired and indirect consumer loan originations. Average commercial and industrial loan balances and average indirect consumer loan balances increased $292.2 million, or 45%, and $93.9 million, or 23%, respectively, compared to the first quarter of 2020.

Asset Quality:

Asset quality metrics improved during the quarter, and overall asset quality remained stable. Total nonperforming assets decreased $2.7 million, or 9%, compared to December 31, 2020, and were down $1.2 million, or 5%, compared to March 31, 2020. The decreases in nonperforming assets compared to the prior quarter were primarily attributable to a number of smaller loan relationships. Nonperforming assets as a percent of total loans and OREO were 0.76% at March 31, 2021, down from 0.85% at December 31, 2020, and down from 0.94% at March 31, 2020.

Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $10.2 million, or 8%, compared to December 31, 2020, and were $25.5 million, or 28% higher, compared to March 31, 2020. As a percent of total loans, criticized loans were 3.41% at March 31, 2021, compared to 3.72% at December 31, 2020, and 3.12% at March 31, 2020. The decrease in the amount of criticized loans compared to December 31, 2020 was primarily due to the upgrade of four commercial relationships, totaling $3.9 million, pay downs of $5.6 million, and $1.7 million of normal amortization. Compared to March 31, 2020, the increase in the amount of criticized loans was largely due to the recent downgrades of a few commercial relationships based on updated information on the borrowers that became available. Classified loans, which are those categorized as substandard or doubtful, increased $3.6 million, or 5%, compared to December 31, 2020, and were up $7.3 million, or 11%, compared to March 31, 2020. As a percent of total loans, classified loans were 2.23% at March 31, 2021, compared to 2.13% at December 31, 2020, and 2.36% at March 31, 2020. The increase in the amount of classified loans compared to March 31, 2020 was driven by the downgrade of a commercial loan relationship totaling $6.8 million.

Annualized net charge-offs were 0.13% of average total loans for the first quarter of 2021, compared to annualized net charge-offs of 0.10% of average total loans for the linked quarter. Annualized net charge-offs were 0.07% of average total loans for the first quarter of 2020.

At March 31, 2021, the allowance for credit losses decreased to $44.9 million, from $50.4 million at December 31, 2020, and increased from $42.8 million at March 31, 2020. The change in the allowance for credit losses compared to December 31, 2020 was primarily due to the recent developments related to COVID-19 and the resulting impact on the economic assumptions used in estimating the allowance for credit losses under the CECL model, offset by specific reserves of $349,000 related to four commercial relationships. The increase in the allowance for credit losses compared to March 31, 2020 was related to the impact of COVID-19 and economic assumptions on the CECL model at that time. The ratio of the allowance for credit losses as a percent of total loans decreased to 1.32% at March 31, 2021, compared to 1.48% at December 31, 2020, and 1.47% at March 31, 2020. The ratio of the allowance for credit losses as a percent of total loans includes PPP loans that do not have an allowance because of the guarantee by the SBA. The ratio of the allowance for credit losses as a percent of total loans would increase 15 basis points at March 31, 2021 to 1.47%, compared to 1.66% at December 31, 2020, if PPP loans were excluded from each ratio.

Deposits:

As of March 31, 2021, period-end deposit balances were up $393.8 million, or 10%, compared to December 31, 2020. The increase was driven by a growth in non-interest bearing checking accounts of $208.7 million, seasonal growth in governmental deposits of $126.6 million and an increase in savings deposits of $48.2 million, offset partially by decreases in retail and brokered certificates of deposit. The overall increase in non-interest bearing checking accounts was the result of recent economic stimulus payments to consumers and new PPP loan disbursements provided by the Consolidated Appropriations Act, 2021.

Period-end deposit balances grew $905.8 million, or 27%, compared to March 31, 2020. The increase was driven by economic stimulus provided by the government as well as changes in customer buying habits as the pandemic continued throughout 2020.

Average deposit balances during the first quarter of 2021 increased $93.4 million, or 2%, compared to the linked quarter. This increase was the result of economic stimulus provided by the Consolidated Appropriations Act, 2021. Compared to the first quarter of 2020, quarterly average deposits increased $721.5 million, or 22%. This increase was due to customers maintaining higher balances resulting from the various forms of fiscal stimulus provided by the CARES Act and Consolidated Appropriations Act, 2021, along with proceeds from PPP loans and changed consumer habits. Total demand deposit accounts comprised 45% of total deposits at March 31, 2021 compared to 43% at December 31, 2020, and 40% at March 31, 2020.

Stockholders' Equity:

Total stockholders' equity at March 31, 2021 increased by $3.2 million, compared to December 31, 2020, which was driven by net income for the quarter, offset partially by a decrease in accumulated other comprehensive income of $6.3 million and dividends paid to shareholders of $6.8 million. The change in accumulated other comprehensive income was the result of the changes in the market value of available-for-sale investment securities during the period.

At March 31, 2021, the tier 1 risk-based capital ratio was 12.66%, compared to 13.25% at December 31, 2020, and 14.16% at March 31, 2020. The common equity tier 1 risk-based capital ratio was 12.44% at March 31, 2021, compared to 13.01% at December 31, 2020, and 13.91% at March 31, 2020. The total risk-based capital ratio was 13.80% at March 31, 2021, compared to 14.50% at December 31, 2020, and 15.38% at March 31, 2020. Peoples adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios. Compared to each of December 31, 2020 and March 31, 2020, the capital ratios were impacted by dividends paid to shareholders and accumulated other comprehensive loss recognized in the first quarter of 2021, which both reduced capital.

Book value per share and tangible book value per share, which excludes goodwill and other intangible assets, at March 31, 2021 were $29.49 and $20.12, respectively, compared to $29.43 and $19.99, respectively, at December 31, 2020 and $28.69 and $19.97, respectively, at March 31, 2020. The ratio of total stockholders' equity to total assets decreased 83 basis points compared to December 31, 2020, because assets grew faster than stockholders' equity.   The decrease in shares outstanding, partially offset by the decrease in shareholders' equity, drove the change in book value per share compared to March 31, 2020. The increase in tangible book value, compared to March 31, 2020, was driven by the decrease in shares outstanding offset by an increase in intangible assets recorded with the premium finance acquisition. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, decreased 59 basis points compared to December 31, 2020, due primarily to the changes in equity noted above. The ratio of total stockholders' equity to total assets, and the tangible equity to tangible assets ratio both decreased compared to March 31, 2020 because assets grew faster than equity which was the result of PPP loans and the premium finance acquisition.

Total stockholders' equity at March 31, 2021 decreased $4.8 million, or 1%, compared to March 31, 2020, which was mainly due to the repurchase of 863,440 common shares for a total of $19.1 million between April 1, 2020 and December 31, 2020. There were no share repurchases during the first quarter of 2021. A decrease in accumulated other comprehensive income of $13.2 million and dividends paid of $27.3 million also contributed to the decrease. These decreases were partially offset by net income of $51.2 million over the twelve-month period. The decrease in accumulated other comprehensive income was the result of a lower market value related to the available-for-sale investment securities portfolio, which was driven by changes in interest rates from March 31, 2020, to March 31, 2021.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples has been headquartered in Marietta, Ohio since 1902 and has an established heritage of financial stability, growth and community impact. Peoples had $5.1 billion in total assets as of March 31, 2021, and 87 locations, including 76 full-service bank branches in Ohio, West Virginia and Kentucky. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing) and Peoples Insurance Agency, LLC.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss first quarter 2021 results of operations on April 20, 2021 at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, donations to Peoples Bank Foundation, Inc. and COVID-19-related expenses.

- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.

- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.

- Tangible assets, tangible equity, tangible equity to tangible assets ratio and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.

- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and losses included in earnings.

- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the (recovery of) provision for credit losses and all gains and losses included in net income (loss).

- Return on average assets adjusted for non-core items is calculated as annualized net income (less the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, Peoples Foundation Inc., donations and COVID-19-related expenses) divided by average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19-related expenses.

◦ Return on average tangible equity is calculated as annualized net income (loss) (less after-tax impact of amortization of other intangible assets) divided by average tangible equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from net income (loss) and the impact of average goodwill and other average intangible assets acquired through acquisitions on average stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

Important Information for Investors and Shareholders:
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples. Peoples will file a registration statement on Form S-4 and other documents regarding the proposed merger with Premier referenced in this news release with the Securities and Exchange Commission ("SEC") to register the common shares of Peoples to be issued to the shareholders of Premier. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of both Peoples and Premier in advance of their respective special meetings of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, Premier and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attn.: Investor Relations.

Peoples and Premier and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Premier in connection with the proposed merger of Premier with Peoples. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 9, 2021. Information about the directors and executive officers of Premier will be set forth in the proxy statement for Premier's 2021 annual meeting of shareholders, which will be filed with the SEC on a Schedule 14A during the second quarter of 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Safe Harbor Statement:
Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the ever-changing effects of the COVID-19 pandemic - the duration, extent and severity of which are impossible to predict, including the possibility of further resurgence in the spread of COVID-19 - on economies (local, national and international) and markets, and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities to the COVID-19 pandemic, including public health actions directed toward the containment of the COVID-19 pandemic (such as quarantines, shut downs and other restrictions on travel and commercial, social and other activities) the development, availability and effectiveness of vaccines, and the implementation of fiscal stimulus

packages, which could adversely impact sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(2) changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;

(3) the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the completion and successful integration of planned acquisitions, including the pending merger with Premier and the recently-completed acquisition of NSL, expansion of commercial and consumer lending activities, in light of the continuing impact of the COVID-19 pandemic on customers' operations and financial condition;

(4) Peoples' ability to obtain governmental approvals of the proposed merger of Peoples with Premier on the proposed terms and schedule, and approval of the merger and adoption of the merger agreement by shareholders of Peoples or of Premier may be unsuccessful;

(5) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(6) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the CARES Act, and the follow-up legislation enacted as the Consolidated Appropriations Act, 2021, the American Rescue Plan Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(7) the effects of easing restrictions on participants in the financial services industry;

(8) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and changes in the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(9) Peoples may issue equity securities in connection with future acquisitions, including the proposed merger of Peoples and Premier, if consummated, which could cause ownership and economic dilution to Peoples' current stockholders;

(10) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties performance and creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and adversely impact the amount of interest income generated;

(11) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(12) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;

(13) the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model;

(14) the discontinuation of the London Interbank Offered Rate ("LIBOR") and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(15) adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and the related responses by governmental and nongovernmental authorities to the pandemic, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(16) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(17) Peoples' ability to receive dividends from its subsidiaries;

(18) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(19) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(20) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(21) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(22) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(23) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;

(24) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(25) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, or violence;

(26) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;

(27) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(28) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(29) Peoples' ability to integrate the NSL acquisition and any future acquisitions, including the pending merger of Premier into Peoples, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(30) the risk that expected revenue synergies and cost savings from the proposed merger of Peoples and Premier may not be fully realized or realized within the expected time frame;

(31) the risk that customer and employee relationships and business operations may be disrupted by the proposed merger of Peoples and Premier;

(32) Peoples' continued ability to grow deposits;

(33) the impact of future governmental and regulatory actions upon Peoples' participation in and execution of government programs related to the COVID-19 pandemic;

(34) uncertainty regarding the impact of changes to the U.S. presidential administration and Congress on the regulatory landscape, capital markets, elevated government debt, potential changes in tax legislation that may increase tax rates and the response to and management of the COVID-19 pandemic; and,

(35) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020 Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by US GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2021 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	At or For the Three Months Ended		
	March 31, 2021	December 31, 2020	March 31, 2020
PER COMMON SHARE:			
Earnings (loss) per common share:			
Basic	$ 0.80	$ 1.06	$ (0.04)
Diluted	0.79	1.05	(0.04)
Cash dividends declared per common share	0.35	0.35	0.34
Book value per common share	29.49	29.43	28.69
Tangible book value per common share (a)	20.12	19.99	19.97
Closing price of common shares at end of period	$ 33.17	$ 27.09	$ 22.15
SELECTED RATIOS:			
Return on average stockholders' equity (b)	10.86 %	14.45 %	(0.52)%
Return on average tangible equity (b)(c)	16.45 %	22.22 %	(0.18)%
Return on average assets (b)	1.28 %	1.69 %	(0.07)%
Return on average assets adjusted for non-core items (b)(d)	1.48 %	1.81 %	(0.05)%
Efficiency ratio (e)	70.37 %	62.36 %	66.64 %
Efficiency ratio adjusted for non-core items (f)	65.19 %	60.47 %	65.55 %
Pre-provision net revenue to total average assets (b)(g)	1.23 %	1.51 %	1.45 %
Net interest margin (b)(h)	3.26 %	3.13 %	3.51 %
Dividend payout ratio (i)(j)	44.20 %	33.51 %	NM

(a) Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(b) Ratios are presented on an annualized basis.

(c) Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from net income (loss) and it excludes the balance sheet impact of average goodwill and other intangible assets acquired through acquisitions on average stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(d) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19-related expenses. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(e) The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(f) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes the impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19-related expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(g) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This measure represents a non-US GAAP financial measure since it excludes the (recovery of) provision for credit losses and all gains and losses included in net income (loss). This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(h) Information presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(i) This ratio is calculated based on dividends declared during the period divided by net income for the period.

(j) NM = not meaningful.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

		Three Months Ended		
		March 31,	December 31,	March 31,
(Dollars in thousands, except per share data)		2021	2020	2020
Total interest income	$	38,962 $	37,923 $	40,862
Total interest expense		3,384	3,615	6,226
Net interest income		35,578	34,308	34,636
(Recovery of) provision for credit losses		(4,749)	(7,277)	16,969
Net interest income after (recovery of) provision for credit losses		40,327	41,585	17,667
Non-interest income:				
Insurance income		5,221	3,113	4,130
Electronic banking income		3,911	3,678	3,280
Trust and investment income		3,845	3,649	3,262
Deposit account service charges		1,985	2,423	2,820
Mortgage banking income		1,140	2,153	750
Bank owned life insurance income		446	463	582
Commercial loan swap fees		60	474	244
Net loss on asset disposals and other transactions		(27)	(53)	(87)
Net (loss) gain on investment securities		(336)	(751)	319
Other non-interest income		658	1,352	437
Total non-interest income		16,903	16,501	15,737
Non-interest expense:				
Salaries and employee benefit costs		20,759	19,048	19,918
Professional fees		3,468	1,665	1,693
Net occupancy and equipment expense		3,327	3,120	3,154
Data processing and software expense		2,454	2,097	1,752
Electronic banking expense		1,894	1,938	1,865
Marketing expense		911	540	473
Franchise tax expense		855	861	882
Amortization of other intangible assets		620	909	729
FDIC insurance premiums		463	585	(5)
Other loan expenses		462	329	578
Communication expense		282	277	280
Other non-interest expense		2,492	1,881	3,006
Total non-interest expense		37,987	33,250	34,325
Income (loss) before income taxes		19,243	24,836	(921)
Income tax expense (benefit)		3,780	4,263	(156)
Net income (loss)	$	15,463 $	20,573 $	(765)
PER COMMON SHARE DATA:				
Earnings (loss) per common share – basic	$	0.80 $	1.06 $	(0.04)
Earnings (loss) per common share – diluted	$	0.79 $	1.05 $	(0.04)
Cash dividends declared per common share	$	0.35 $	0.35 $	0.34
Weighted-average common shares outstanding – basic		19,282,665	19,302,919	20,367,564
Weighted-average common shares outstanding – diluted		19,436,311	19,442,284	20,538,214
Common shares outstanding at end of period		19,629,633	19,563,979	20,346,843

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)		March 31, 2021 (Unaudited)		December 31, 2020
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	55,319	$	60,902
Interest-bearing deposits in other banks		145,056		91,198
Total cash and cash equivalents		200,375		152,100
Available-for-sale investment securities, at fair value (amortized cost of $859,120 at March 31, 2021 and $734,544 at December 31, 2020) (a)		865,347		753,013
Held-to-maturity investment securities, at amortized cost (fair value of $161,983 at March 31, 2021 and $68,082 at December 31, 2020) (a)		166,230		66,458
Other investment securities		34,026		37,560
Total investment securities (a)		1,065,603		857,031
Loans, net of deferred fees and costs (b)		3,409,676		3,402,940
Allowance for credit losses		(44,897)		(50,359)
Net loans		3,364,779		3,352,581
Loans held for sale		2,194		4,659
Bank premises and equipment, net of accumulated depreciation		58,721		60,094
Bank owned life insurance		72,037		71,591
Goodwill		171,260		171,260
Other intangible assets		12,747		13,337
Other assets (c)		195,336		78,111
Total assets	$	5,143,052	$	4,760,764
Liabilities				
Deposits:				
Non-interest-bearing	$	1,206,034	$	997,323
Interest-bearing		3,098,195		2,913,136
Total deposits		4,304,229		3,910,459
Short-term borrowings		67,868		73,261
Long-term borrowings		110,295		110,568
Accrued expenses and other liabilities		81,767		90,803
Total liabilities	$	4,564,159	$	4,185,091
Stockholders' equity				
Preferred shares, no par value, 50,000 shares authorized, no shares issued at March 31, 2021 and December 31, 2020		—		—
Common shares, no par value, 24,000,000 shares authorized, 21,200,940 shares issued at March 31, 2021 and 21,193,402 shares issued at December 31, 2020, including shares held in treasury		422,370		422,536
Retained earnings		199,321		190,691
Accumulated other comprehensive (loss) income, net of deferred income taxes		(4,962)		1,336
Treasury stock, at cost, 1,630,243 shares at March 31, 2021 and 1,686,046 shares at December 31, 2020		(37,836)		(38,890)
Total stockholders' equity	$	578,893	$	575,673
Total liabilities and stockholders' equity	$	5,143,052	$	4,760,764

(a) Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $182,000, respectively, as of March 31, 2021.

(b) Also referred to throughout this document as "total loans" and "loans held for investment."

(c) After the close of business on March 31, 2021, Peoples closed on a business combination under which Peoples Bank acquired assets comprising NSL's equipment finance business and assumed from NSL certain specified liabilities. Peoples Bank acquired approximately $84 million in leases and satisfied, on behalf of NSL, certain third-party debt in the amount of approximately $69.1 million. Consideration totaling $116.6 million related to the purchase was reflected in other assets as of March 31, 2021.

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)		March 31, 2021		December 31, 2020		September 30, 2020		June 30, 2020		March 31, 2020
Loan Portfolio										
Construction	$	78,699	$	106,792	$	108,051	$	109,953	$	110,865
Commercial real estate, other		965,249		929,853		913,239		914,420		897,817
Commercial and industrial		964,761		973,645		1,064,010		1,070,326		654,530
Premium finance		110,590		114,758		104,124		—		—
Residential real estate		573,700		574,007		589,449		613,084		625,366
Home equity lines of credit		117,426		120,913		121,935		123,384		128,011
Consumer, indirect		519,749		503,527		491,699		450,334		418,066
Consumer, direct		79,204		79,094		79,059		78,926		76,172
Deposit account overdrafts		298		351		519		592		610
Total loans	$	3,409,676	$	3,402,940	$	3,472,085	$	3,361,019	$	2,911,437
Total acquired loans (a)	$	462,784	$	521,465	$	581,502	$	582,743	$	611,608
Total originated loans	$	2,946,892	$	2,881,475	$	2,890,583	$	2,778,276	$	2,299,829
Deposit Balances										
Non-interest-bearing deposits (b)	$	1,206,034	$	997,323	$	982,912	$	1,005,732	$	727,266
Interest-bearing deposits:										
Interest-bearing demand accounts (b)		722,470		692,113		666,134		666,181		637,011
Retail certificates of deposit		433,214		445,930		461,216		474,593		487,153
Money market deposit accounts		586,099		591,373		581,398		598,641		485,999
Governmental deposit accounts		511,937		385,384		409,967		377,787		400,184
Savings accounts		676,345		628,190		589,625		580,703		527,295
Brokered deposits		168,130		170,146		260,753		321,247		133,522
Total interest-bearing deposits	$	3,098,195	$	2,913,136	$	2,969,093	$	3,019,152	$	2,671,164
Total deposits	$	4,304,229	$	3,910,459	$	3,952,005	$	4,024,884	$	3,398,430
Total demand deposits (b)	$	1,928,504	$	1,689,436	$	1,649,046	$	1,671,913	$	1,364,277
Asset Quality										
Nonperforming assets (NPAs):										
Loans 90+ days past due and accruing (c)	$	1,135	$	2,752	$	2,815	$	1,880	$	1,543
Nonaccrual loans (c)		24,744		25,793		26,436		25,029		25,482
Total nonperforming loans (NPLs)		25,879		28,545		29,251		26,909		27,025
Other real estate owned (OREO)		134		134		293		236		226
Total NPAs	$	26,013	$	28,679	$	29,544	$	27,145	$	27,251
Criticized loans (d)	$	116,424	$	126,619	$	123,219	$	105,499	$	90,881
Classified loans (e)		76,095		72,518		76,009		66,567		68,787
Allowance for credit losses as a percent of NPLs (f)(g)		173.49 %		180.14 %		198.72 %		202.02 %		158.49 %
NPLs as a percent of total loans (f)(g)		0.76 %		0.82 %		0.84 %		0.80 %		0.93 %
NPAs as a percent of total assets (f)(g)		0.51 %		0.59 %		0.60 %		0.54 %		0.61 %
NPAs as a percent of total loans and OREO (f)(g)		0.76 %		0.85 %		0.87 %		0.80 %		0.94 %
Criticized loans as a percent of total loans (f)		3.41 %		3.72 %		3.55 %		3.14 %		3.12 %
Classified loans as a percent of total loans (f)		2.23 %		2.13 %		2.19 %		1.98 %		2.36 %
Allowance for credit losses as a percent of total loans (f)		1.32 %		1.48 %		1.67 %		1.62 %		1.47 %
Capital Information (h)(i)(j)										
Common equity tier 1 risk-based capital ratio		12.44 %		13.01 %		12.83 %		13.30 %		13.91 %
Tier 1 risk-based capital ratio		12.66 %		13.25 %		13.07 %		13.55 %		14.16 %
Total risk-based capital ratio (tier 1 and tier 2)		13.80 %		14.50 %		14.33 %		14.80 %		15.38 %
Tier 1 leverage ratio		9.00 %		8.97 %		8.62 %		8.97 %		10.06 %
Common equity tier 1 capital	$	418,104	$	409,400	$	398,553	$	408,619	$	415,768
Tier 1 capital		425,754		417,011		406,124		416,150		423,259
Total capital (tier 1 and tier 2)		463,887		456,384		445,101		454,641		459,727
Total risk-weighted assets	$	3,361,880	$	3,146,767	$	3,106,817	$	3,072,178	$	2,988,263
Total stockholders' equity to total assets		11.26 %		12.09 %		11.54 %		11.42 %		13.06 %
Tangible equity to tangible assets (k)		7.96 %		8.55 %		8.07 %		8.16 %		9.47 %

(a)   Includes all loans acquired and purchased in 2012 and thereafter.

(b) The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.
(c) The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.
(d) Includes loans categorized as a special mention, substandard, or doubtful.
(e) Includes loans categorized as substandard or doubtful.
(f) Data presented as of the end of the period indicated.
(g) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(h) March 31, 2021 data based on preliminary analysis and subject to revision.
(i) Peoples' capital conservation buffer was 5.80% at March 31, 2021, 6.50% at December 31, 2020, 6.33% at September 30, 2020, 6.80% at June 30, 2020, and 7.38% at March 31, 2020, compared to required capital conservation buffer of 2.50%.
(j) Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.
(k) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(RECOVERY OF) PROVISION FOR CREDIT LOSSES INFORMATION (Unaudited)

	Three Months Ended		
(Dollars in thousands)	**March 31, 2021**	**December 31, 2020**	**March 31, 2020**
(Recovery of) provision for credit losses			
(Recovery of) provision for other credit losses	**$ (4,780)**	$ (7,373)	$ 16,824
Provision for checking account overdraft credit losses	**31**	96	145
Total (recovery of) provision for credit losses	**$ (4,749)**	$ (7,277)	$ 16,969
Net charge-offs			
Gross charge-offs	**$ 1,194**	$ 1,614	$ 2,075
Recoveries	**143**	715	1,577
Net charge-offs	**$ 1,051**	$ 899	$ 498
Net charge-offs (recoveries) by type			
Commercial real estate, other	**$ 157**	$ 200	$ (106)
Commercial and industrial	**293**	(47)	(267)
Premium finance	**16**	1	—
Residential real estate	**118**	53	61
Home equity lines of credit	**8**	79	13
Consumer, indirect	**400**	457	596
Consumer, direct	**10**	47	48
Deposit account overdrafts	**49**	109	153
Total net charge-offs	**$ 1,051**	$ 899	$ 498
Net charge-offs as a percent of average total loans (annualized)	**0.13 %**	0.10 %	0.07 %

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	**March 31, 2021**	**December 31, 2020**	**September 30, 2020**	**June 30, 2020**	**March 31, 2020**
Trust assets under administration and management	**$ 1,916,892**	$ 1,885,324	$ 1,609,270	$ 1,552,785	$ 1,385,161
Brokerage assets under administration and management	**1,071,126**	$ 1,009,521	921,688	885,138	816,260
Mortgage loans serviced for others	**469,788**	$ 485,972	490,170	491,545	503,158
Employees (full-time equivalent)	**887**	894	886	894	898

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended								
	March 31, 2021			December 31, 2020			March 31, 2020		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 146,957	$ 40	0.11 %	$ 79,685	$ 26	0.13 %	$ 73,798	$ 236	1.29 %
Investment securities (a)(b)	940,467	3,393	1.44 %	890,658	2,659	1.19 %	1,035,116	6,257	2.42 %
Loans (b)(c):									
Construction	114,204	994	3.48 %	106,181	1,227	4.52 %	97,839	1,251	5.06 %
Commercial real estate, other	879,335	8,602	3.91 %	874,248	8,715	3.90 %	837,602	10,057	4.75 %
Commercial and industrial	941,625	10,592	4.50 %	1,022,086	10,047	3.85 %	649,437	7,424	4.52 %
Premium finance	107,390	1,297	4.83 %	109,228	984	3.53 %	—	—	— %
Residential real estate (d)	614,692	6,672	4.34 %	630,755	6,657	4.22 %	665,737	8,371	5.03 %
Home equity lines of credit	121,864	1,187	3.95 %	124,218	1,253	4.01 %	131,673	1,775	5.42 %
Consumer, indirect	509,845	5,203	4.14 %	496,846	5,298	4.24 %	415,986	4,409	4.26 %
Consumer, direct	79,022	1,239	6.36 %	79,835	1,308	6.52 %	76,707	1,354	7.10 %
Total loans	3,367,977	35,786	4.26 %	3,443,397	35,489	4.06 %	2,874,981	34,641	4.80 %
Allowance for credit losses	(49,854)			(57,725)			(27,548)		
Net loans	3,318,123			3,385,672			2,847,433		
Total earning assets	4,405,547	39,219	3.57 %	4,356,015	38,174	3.46 %	3,956,347	41,134	4.14 %
Goodwill and other intangible assets	184,253			185,093			177,984		
Other assets	322,276			296,870			247,296		
Total assets	$ 4,912,076			$ 4,837,978			$ 4,381,627		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 646,750	$ 35	0.02 %	$ 610,876	$ 35	0.02 %	$ 522,893	$ 74	0.06 %
Governmental deposit accounts	429,503	594	0.56 %	402,605	555	0.55 %	328,407	715	0.88 %
Interest-bearing demand accounts	700,160	65	0.04 %	676,133	70	0.04 %	628,677	248	0.16 %
Money market deposit accounts	564,836	132	0.09 %	555,188	145	0.10 %	476,477	673	0.57 %
Retail certificates of deposit	439,819	1,123	1.04 %	455,552	1,295	1.13 %	488,948	2,059	1.69 %
Brokered deposits	175,326	868	2.01 %	252,007	818	1.29 %	191,955	860	1.80 %
Total interest-bearing deposits	2,956,394	2,817	0.39 %	2,952,361	2,918	0.39 %	2,637,357	4,629	0.71 %
Short-term borrowings	71,089	100	0.57 %	89,473	216	0.96 %	253,634	1,039	1.65 %
Long-term borrowings	110,384	467	1.71 %	110,759	481	1.73 %	109,275	558	2.05 %
Total borrowed funds	181,473	567	1.26 %	200,232	697	1.39 %	362,909	1,597	1.77 %
Total interest-bearing liabilities	3,137,867	3,384	0.44 %	3,152,593	3,615	0.46 %	3,000,266	6,226	0.83 %
Non-interest-bearing deposits	1,110,993			1,021,586			708,512		
Accrued expenses and other liabilities	85,628			97,507			76,603		
Total liabilities	4,334,488			4,271,686			3,785,381		
Stockholders' equity	577,588			566,292			596,246		
Total liabilities and stockholders' equity	$ 4,912,076			$ 4,837,978			$ 4,381,627		
Net interest income/spread (b)		$ 35,835	3.13 %		$ 34,559	3.00 %		$ 34,908	3.31 %
Net interest margin (b)			3.26 %			3.13 %			3.51 %

(a) Average balances are based on carrying value.
(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.
(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.
(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. Peoples also uses the non-US GAAP financial measures for calculating incentive compensation. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

	Three Months Ended		
(Dollars in thousands)	**March 31, 2021**	**December 31, 2020**	**March 31, 2020**
Core non-interest expense:			
Total non-interest expense	$ 37,987	$ 33,250	$ 34,325
Less: acquisition-related expenses	1,911	77	31
Less: pension settlement charges	—	4	368
Less: severance expenses	49	771	13
Less: COVID-19-related expenses	292	126	140
Less: Peoples Bank Foundation, Inc. contribution	500	—	—
Core non-interest expense	$ 35,235	$ 32,272	$ 33,773

	Three Months Ended		
(Dollars in thousands)	**March 31, 2021**	**December 31, 2020**	**March 31, 2020**
Efficiency ratio:			
Total non-interest expense	37,987	$ 33,250	34,325
Less: amortization of other intangible assets	620	909	729
Adjusted non-interest expense	$ 37,367	$ 32,341	$ 33,596
Total non-interest income	$ 16,903	$ 16,501	$ 15,737
Less: net gain on investment securities	—	—	319
Add: net loss on investment securities	(336)	(751)	—
Add: net loss on asset disposals and other transactions	(27)	(53)	(87)
Total non-interest income, excluding net gains and losses	$ 17,266	$ 17,305	$ 15,505
Net interest income	$ 35,578	$ 34,308	$ 34,636
Add: fully tax-equivalent adjustment (a)	257	251	272
Net interest income on a fully tax-equivalent basis	$ 35,835	$ 34,559	$ 34,908
Adjusted revenue	$ 53,101	$ 51,864	$ 50,413
Efficiency ratio	70.37 %	62.36 %	66.64 %
Efficiency ratio adjusted for non-core items:			
Core non-interest expense	$ 35,235	$ 32,272	$ 33,773
Less: amortization of other intangible assets	620	909	729
Adjusted core non-interest expense	$ 34,615	$ 31,363	$ 33,044
Adjusted revenue	$ 53,101	$ 51,864	$ 50,413
Efficiency ratio adjusted for non-core items	65.19 %	60.47 %	65.55 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

(Dollars in thousands, except per share data)		March 31, 2021		December 31, 2020		September 30, 2020		June 30, 2020		March 31, 2020
Tangible equity:										
Total stockholders' equity	$	578,893	$	575,673	$	566,856	$	569,177	$	583,721
Less: goodwill and other intangible assets		184,007		184,597		185,397		176,625		177,447
Tangible equity	$	394,886	$	391,076	$	381,459	$	392,552	$	406,274
Tangible assets:										
Total assets	$	5,143,052	$	4,760,764	$	4,911,807	$	4,985,819	$	4,469,120
Less: goodwill and other intangible assets		184,007		184,597		185,397		176,625		177,447
Tangible assets	$	4,959,045	$	4,576,167	$	4,726,410	$	4,809,194	$	4,291,673
Tangible book value per common share:										
Tangible equity	$	394,886	$	391,076	$	381,459	$	392,552	$	406,274
Common shares outstanding		19,629,633		19,563,979		19,721,783		19,925,083		20,346,843
Tangible book value per common share	$	20.12	$	19.99	$	19.34	$	19.70	$	19.97
Tangible equity to tangible assets ratio:										
Tangible equity	$	394,886	$	391,076	$	381,459	$	392,552	$	406,274
Tangible assets	$	4,959,045	$	4,576,167	$	4,726,410	$	4,809,194	$	4,291,673
Tangible equity to tangible assets		7.96 %		8.55 %		8.07 %		8.16 %		9.47 %

		Three Months Ended				
(Dollars in thousands, except per share data)		March 31, 2021		December 31, 2020		March 31, 2020
Pre-provision net revenue:						
Income (loss) before income taxes	$	19,243	$	24,836	$	(921)
Add: provision for credit losses		—		—		16,969
Add: loss on OREO		—		119		17
Add: loss on investment securities		336		751		—
Add: loss on other assets		27		—		70
Less: recovery of credit losses		4,749		7,277		—
Less: gain on investment securities		—		—		319
Less: gain on other assets		—		66		—
Pre-provision net revenue	$	14,857	$	18,363	$	15,816
Total average assets	$	4,912,076	$	4,837,978	$	4,381,627
Pre-provision net revenue to total average assets (annualized)		1.23 %		1.51 %		1.45 %
Weighted-average common shares outstanding – diluted		19,436,311		19,442,284		20,538,214
Pre-provision net revenue per common share – diluted		$0.76		$0.94		$0.77

		Three Months Ended				
		March 31,		December 31,		March 31,
(Dollars in thousands)		2021		2020		2020
Annualized net income (loss) adjusted for non-core items:						
Net income (loss)	$	15,463	$	20,573	$	(765)
Add: net loss on investment securities		336		751		—
Less: tax effect of loss on investment securities (a)		71		158		—
Less: net gain on investment securities		—		—		319
Add: tax effect of net gain on investment securities (a)		—		—		67
Add: net loss on asset disposals and other transactions		27		53		87
Less: tax effect of net loss on asset disposals and other transactions (a)		6		11		18
Add: acquisition-related expenses		1,911		77		31
Less: tax effect of acquisition-related expenses (a)		401		16		7
Add: pension settlement charges		—		4		368
Less: tax effect of pension settlement charges (a)		—		1		77
Add: severance expenses		49		771		13
Less: tax effect of severance expenses (a)		10		162		3
Add: COVID-19-related expenses		292		126		140
Less: tax effect of COVID-19-related expenses (a)		61		26		29
Add: Peoples Bank Foundation, Inc. contribution		500		—		—
Less: tax effect of Peoples Bank Foundation, Inc. contribution		105		—		—
Net income (loss) adjusted for non-core items (after tax)	$	17,924	$	21,981	$	(512)
Days in the period		90		92		91
Days in the year		365		366		366
Annualized net income (loss)	$	62,711	$	81,845	$	(3,077)
Annualized net income (loss) adjusted for non-core items (after tax)	$	72,692	$	87,446	$	(2,059)
Return on average assets:						
Annualized net income (loss)	$	62,711	$	81,845	$	(3,077)
Total average assets	$	4,912,076	$	4,837,978	$	4,381,627
Return on average assets		1.28 %		1.69 %		(0.07)%
Return on average assets adjusted for non-core items:						
Annualized net income (loss) adjusted for non-core items (after tax)	$	72,692	$	87,446	$	(2,059)
Total average assets	$	4,912,076	$	4,837,978	$	4,381,627
Return on average assets adjusted for non-core items		1.48 %		1.81 %		(0.05)%

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

		Three Months Ended				
(Dollars in thousands)		**March 31, 2021**		**December 31, 2020**		**March 31, 2020**
Annualized net income (loss) excluding amortization of other intangible assets:						
Net income (loss)	$	15,463	$	20,573	$	(765)
Add: amortization of other intangible assets		620		909		729
Less: tax effect of amortization of other intangible assets (a)		130		191		153
Net income (loss) excluding amortization of other intangible assets (after tax)	$	15,953	$	21,291	$	(189)
Days in the period		90		92		91
Days in the year		365		366		366
Annualized net income (loss)	$	62,711	$	81,845	$	(3,077)
Annualized net income (loss) excluding amortization of other intangible assets (after tax)	$	64,698	$	84,701	$	(760)
Average tangible equity:						
Total average stockholders' equity	$	577,588	$	566,292	$	596,246
Less: average goodwill and other intangible assets		184,253		185,093		177,984
Average tangible equity	$	393,335	$	381,199	$	418,262
Return on average stockholders' equity ratio:						
Annualized net income (loss)	$	62,711	$	81,845	$	(3,077)
Average stockholders' equity	$	577,588	$	566,292	$	596,246
Return on average stockholders' equity		10.86 %		14.45 %		(0.52)%
Return on average tangible equity ratio:						
Annualized net income (loss) excluding amortization of other intangible assets (after tax)	$	64,698	$	84,701	$	(760)
Average tangible equity	$	393,335	$	381,199	$	418,262
Return on average tangible equity		16.45 %		22.22 %		(0.18)%

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE